Mail Stop 3561

March 30, 2007

Mr. Bret W. Jorgensen
President and CEO
Insight Health Services Holdings Corp.
26250 Enterprise Court
Suite 100
Lake Forest, CA 92630

> **Re: Insight Health Services Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2006**
> **File No. 333-75984**

Dear Mr. Jorgensen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page 56

1. We note you performed an interim impairment analysis in your fiscal fourth
    quarter as a result of your negative financial trends and the anticipated impact of
    the enactment of the Deficit Reduction Act of 2005 (signed into law on February
    8, 2006). As a result of your analysis, you recorded an impairment charge
    relating to goodwill of approximately $189 million during the fourth quarter
    ended June 30, 2006. Based on disclosure in your Form 10-Q for the quarter
    ended March 31, 2006, it appears these factors (e.g. triggering events) were also
    present during that quarter (see page 22). Tell us, in as much detail as necessary,
    why you recognized an impairment charge in the fourth quarter of your fiscal year
    ended June 30, 2006 versus the quarter ended March 31, 2006. In your response,
    please include a discussion of how you considered of Paragraph 28 of SFAS 142
    for each period.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Financial Statements

General

2. In conjunction with your annual goodwill impairment testing, we note you
    recorded an impairment charge of approximately $29 million in the quarter
    ended December 31, 2006 for your fixed reporting unit. Considering the
    comment above, please provide us with an in-depth analysis supporting this
    impairment charge. Your analysis should discuss how the revenue and cost
    assumptions used in your interim impairment analysis at June 30, 2006
    compared and contrasted with those in your current analysis. Also, discuss
    how significant the current decrease in revenues and increases in costs and
    expense were compared to what you had anticipated. Finally, tell us how
    your considered the August 2006 and November 2006 CMS releases in the
    timing and determination of your impairment charge.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies